EXHIBIT 99.1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2017

TOKYO, Aug. 05, 2016 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its consolidated financial results for the first three months of the fiscal year ending March 31, 2017 (“1Q16”, from April 1, 2016 to June 30, 2016).1

Highlights of Financial Results for 1Q16

Revenues	JPY36,179 million (up 15.0% YoY)
Operating Income	JPY836 million (down 26.7% YoY)
Net Income attributable to IIJ	JPY529 million (down 26.6% YoY)

Overview of 1Q16 Financial Results and Business Outlook

“We started off a new fiscal year with continuous strong revenue growth which was led by recurring revenues, especially mobile services. Overall business environment continues to be favorable. Enterprises’ systems investment appetite seems to maintain a good tone and security-related demands continue to be strong,” said Koichi Suzuki, Founder, CEO, and Chairman of IIJ.

“Regarding our MVNO2 services, we added approx. 172 thousand subscriptions in this three-month period, strongest net increase ever. Our total subscription reached to approx. 1.4 million as of June 30, 2016, which is in line with our annual plan. We're enhancing sales channels including by the means of MVNE3 transactions and we announced two new large sales partnerships in 1Q16. Our tie-up with JAPAN POST Co., Ltd. (“Japan Post”)4, launched on August 1st, should contribute in further reaching out to the mass market which includes elderly people by leveraging Japan Post’s branches for sales. U-NEXT Co., Ltd.5 started to offer their “U-mobile Premium” in July by using our mobile infrastructure under the MVNE scheme. Our consumer mobile growth strategy is to capture growing demands of consumers through many of established sales partnerships,” said Eijiro Katsu, COO and President of IIJ.

“Regarding our cloud computing services, while its quarterly revenue growth in 1Q16 wasn’t so large due to seasonal factors6, we’re seeing quite an attractive accumulation of large-scale prospective orders such as information platforms for local governments, a service platform for a financial information service provider, full-scale cloud migration of large BtoC site, and virtual desktop infrastructure for a financial institution. We will launch “IIJ IoT Service” in November as we firmly believe the needs for IoT7 should significantly grow for the long-term. With expertise in both network and cloud computing, we’re well positioned to exercise our competitive advantages,” continued Katsu.

“1Q16 operating income decreased year over year as expected. In every first quarter, we generally see fixed costs increase such as personnel-related, while revenues don’t increase largely due to seasonal factors. This was also the case for 1Q16. Additionally, our business investments for cloud, mobile, “IIJ Omnibus,” our new network service, security, Contents Delivery Network (“CDN”) and so on have been continuously increasing along with our middle term growth strategy. Lastly, we had temporary negative income impact of approx. JPY0.12 billion regarding NTT Docomo’s connectivity charge annual revision as disclosed in our FY16 forecast announced on May 13, 2016 in our presentation material,8” concluded Katsu.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated.

2 Mobile Virtual Network Operator (MVNO) borrows mobile infrastructure from mobile network operators to offer mobile related services.

3 Mobile Virtual Network Enabler (MVNE) provides business and service infrastructure to MVNOs.

4 Japan Post was a government-owned corporation offering services including postal which was privatized in 2007. Japan Post has over 20 thousand branches all over Japan as of June 30, 2016. For more details on the tie-up, please refer to our press release titled “IIJ to Begin Selling "IIJmio High-speed Mobile/D Service" and SIM-free device as a Set via Post Office” at http://www.iij.ad.jp/en/news/pressrelease/2016/0705.html

5 U-next Co. Ltd., a subsidiary of USEN, operates contents platform business as well as communication network business in which they offer MVNO services mainly to consumers.

6 Our recurring revenue services, including cloud computing services, are often involved in price revision and/or contract term change which usually take place in April every year. It is triggered by our enterprise customers’ yearly budget discussion.

7 Internet of Things (IoT) enables not only physical objects but also any “things” connected to network to exchange information automatically.

8 We purchase NTT Docomo’s mobile infrastructure to offer our MVNO services. We estimate we should have approx. JPY0.6 billion temporary positive cost impact in FY16 for the usage of mobile interconnectivity during FY15, as the unit price should decrease. We plan to recognize its quadrant amount in each FY16 quarter. We had recognized approx. JPY0.27 billion in 1Q15 for the usage of mobile interconnectivity during FY14. Therefore, 1Q16 income was negatively impacted by approx. JPY0.12 billion.

1Q16 Financial Results Summary

Operating Results Summary
	1Q15	1Q16	YoY % Change
	JPY millions	JPY millions
Total revenues	31,464	36,179	15.0
Network services	18,481	22,075	19.4
Systems integration (SI)	11,074	12,366	11.7
Equipment sales	946	730	(22.9)
ATM operation business	963	1,008	4.7
Total costs	25,806	30,397	17.8
Network services	14,702	18,030	22.6
Systems integration (SI)	9,591	11,094	15.7
Equipment sales	859	665	(22.5)
ATM operation business	654	608	(6.9)
SG&A expenses and R&D	4,517	4,946	9.5
Operating income	1,141	836	(26.7)
Income before income tax expense	1,278	994	(22.2)
Net income attributable to IIJ	721	529	(26.6)

Segment Results Summary
	1Q15	1Q16
	JPY millions	JPY millions
Total revenues	31,464	36,179
Network services and SI business	30,597	35,264
ATM operation business	963	1,008
Elimination	(96)	(93)
Operating income	1,141	836
Network service and SI business	910	514
ATM operation business	265	356
Elimination	(34)	(34)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

1Q16 Revenues and Income

Revenues

Total revenues were JPY36,179 million, up 15.0% YoY (JPY31,464 million for 1Q15).

Network services revenue was JPY22,075 million, up 19.4% YoY (JPY18,481 million for 1Q15).

Revenues for Internet connectivity services for enterprise were JPY5,048million, up 24.1% YoY from JPY4,068 million for 1Q15 mainly due to an increase in mobile related services revenues. The number of our MVNE business clients continued to increase and their business volume also expanded.

Revenues for Internet connectivity services for consumers were JPY4,996 million, up 61.1% YoY from JPY3,102 million for 1Q15, mainly due to the significant revenue growth of “IIJmio High-speed Mobile/D services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services revenues were JPY6,729 million, up 8.3% YoY compared to JPY6,216 million for 1Q15 as we continued to accumulate orders from enterprise customers.

Revenues for Outsourcing services revenues were JPY5,302 million, up 4.1% YoY from JPY5,095 million for 1Q15.

Network Services Revenues Breakdown
	1Q16	1Q15	YoY % Change	4Q15	QoQ % Change
	JPY millions	JPY millions		JPY millions
Internet connectivity services (Enterprise)	5,048	4,068	24.1	4,727	6.8
IP service*1	2,401	2,341	2.6	2,453	(2.1)
IIJ FiberAccess/F and IIJ DSL/F	761	771	(1.4)	768	(1.0)
IIJ Mobile service (Enterprise)	1,829	889	105.7	1,440	27.0
IIJ Mobile MVNO Platform Service*2	1,123	293	283.0	780	44.1
Others	57	67	(14.4)	66	(12.9)
Internet connectivity services (Consumer)	4,996	3,102	61.1	4,548	9.9
IIJ	4,430	2,434	82.0	3,952	12.1
IIJmio High Speed Mobile Service*3	3,864	2,093	84.6	3,406	13.5
hi-ho	566	668	(15.3)	596	(5.1)
WAN services	6,729	6,216	8.3	6,350	6.0
Outsourcing services	5,302	5,095	4.1	5,455	(2.8)
Total network services	22,075	18,481	19.4	21,080	4.7

*1. IP service revenues include revenues from the data center connectivity service.
*2. From 1Q16, the revenue from “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise)”, is disclosed. “IIJ Mobile MVNO Platform Service” provides MVNO platform to our MVNE clients.
*3. From 1Q16, the revenue from “IIJmio High Speed Mobile Services”, which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed. Below table shows revenues of “IIJ Mobile MVNO Platform Service” and “IIJmio High Speed Mobile Service” recognized in the fiscal year ended March 31, 2016.

Unit: JPY in millions
	FY2015
	1Q	2Q	3Q	4Q
IIJ Mobile MVNO Platform Service	293	406	584	780
IIJmio High Speed Mobile Service	2,093	2,471	3,031	3,406

Number of Contracts and Subscription for Connectivity Services*1
	as of June 30, 2016	as of June 30, 2015	YoY Change	as of March 31, 2016	QoQ Change
Internet connectivity services (Enterprise)	616,356	298,385	317,971	510,067	106,289
IP service (1Gbps-)	376	334	42	367	9
IP service (100Mbps-999Mbps)	540	499	41	532	8
IP service (-99Mbps)	659	737	(78)	690	(31)
IIJ Data center connectivity service	264	273	(9)	270	(6)
IIJ FiberAccess/F and IIJ DSL/F	73,111	65,759	7,352	75,932	(2,821)
IIJ Mobile service (Enterprise)	540,326	229,492	310,834	431,030	109,296
IIJ Mobile MVNO Platform Service*2	333,375	103,880	229,495	250,757	82,618
Others	1,080	1,291	(211)	1,246	(166)
Internet connectivity services (Consumer)	1,283,614	996,367	287,247	1,230,600	53,014
IIJ	1,141,236	841,751	299,485	1,084,295	56,941
IIJmio High Speed Mobile Service*3	810,753	527,008	283,745	747,395	63,358
hi-ho	142,378	154,616	(12,238)	146,305	(3,927)
Total contracted bandwidth*4	2,239.0Gbps	1,912.0Gbps	327.0Gbps	2,315.9Gbps	(76.9)Gbps

*1. Numbers in the table above show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.

*2. From 1Q16, the number of subscription for “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise)”, is disclosed.

*3. From 1Q16, the number of subscription for “IIJmio High Speed Mobile Service”, which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed. Below table shows subscription number of “IIJ Mobile MVNO Platform Service” and “IIJmio High Mobile Speed Service” recognized in the fiscal year ended March 31, 2016.

	FY2015
	As of June 30, 2015	As of Sep. 30, 2015	As of Dec. 31, 2015	As of Mar. 31, 2016
IIJ Mobile MVNO Platform Service	103,880	136,160	181,859	250,757
IIJmio High Speed Mobile Service	527,008	604,586	685,044	747,395

*4. Regarding IP service, data center connectivity service and IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise), total contracted bandwidths are calculated by multiplying number of contracts by contracted bandwidths respectively.

SI revenues were JPY12,366 million, up 11.7% YoY (JPY11,074 million for 1Q15).

Systems construction revenue, a one-time revenue, was JPY3,678 million, up 14.9% YoY. Systems operation and maintenance revenue, a recurring revenue, was JPY8,688 million, up 10.4% YoY, mainly due to the continuous accumulation of systems construction projects and the increase in private cloud services revenues.

Orders received for SI and equipment sales totaled JPY17,150 million, up 24.3% YoY; orders received for systems construction and equipment sales were JPY6,564 million, up 4.1% YoY and orders received for systems operation and maintenance were JPY10,586 million, up 41.4% YoY.

Order backlog for SI and equipment sales as of June 30, 2016 amounted to JPY37,699 million, up 22.3% YoY; order backlog for systems construction and equipment sales was JPY8,233 million, up 19.4% YoY and order backlog for systems operation and maintenance was JPY29,466 million, up 23.1% YoY.

Equipment sales revenues were JPY730 million, down 22.9% YoY (JPY946 million for 1Q15).

ATM operation business revenues were JPY1,008 million, up 4.7% YoY (JPY963 million for 1Q15). As of June 30, 2016, 1,053ATMs have been placed.

Cost and expense

Total cost of revenues was JPY30,397 million, up 17.8% YoY (JPY25,806 million for 1Q15).

Cost of network services revenue was JPY18,030 million, up 22.6% YoY (JPY14,702 million for 1Q15). The increase was mainly related to outsourcing-related costs which increased along with the increase in mobile related revenue, circuit-related costs which increased along with the increase in WAN service revenue, and the increase in network operation-related costs. The increase in cost of network services revenue also reflects the increases in network operation-related, outsourcing-related and personnel-related costs which increased along with the enhancement of “IIJ Omnibus Service” as well as the increases in outsourcing-related and personnel-related costs which increased along with the enhancement of our CDN business. Additionally, as we had recognized approx. JPY0.27 billion of temporary positive impact in 1Q15 related to mobile interconnectivity costs, we recognized approx. JPY0.15 billion of that in 1Q16. Therefore, we had approx. JPY0.12 billion of temporary negative impact YoY. Gross margin was JPY4,045 million, up 7.0% YoY and gross margin ratio was 18.3% compared to 20.4% in 1Q15.

Cost of SI revenues was JPY11,094 million, up 15.7% YoY (JPY9,591 million for 1Q15). There were increases in purchasing-related, outsourcing-related and network operation-related costs along with the increase in SI revenues. The increase in cost of SI revenues also reflect the increases in network operation-related, outsourcing-related and personnel-related costs along with the enhancement of “IIJ GIO Infrastructure P2” and IoT/BigData related solutions. Gross margin was JPY1,273 million, down 14.2% YoY and gross margin ratio was 10.3% compared to 13.4% in 1Q15.

Cost of equipment sales revenues was JPY665 million, down 22.5% YoY (JPY859 million for 1Q15). Gross margin was JPY65 million and gross margin ratio was 8.9% compared to 9.2% in 1Q15.

Cost of ATM operation business revenues was JPY608 million, down 6.9% YoY (JPY654 million for 1Q15). Gross margin was JPY400 million and gross margin ratio was 39.7% compared to 32.1% in 1Q15.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY4,946 million, up 9.5 % YoY (JPY4,517 million in 1Q15).

Sales and marketing expenses were JPY2,766 million, up 10.3% YoY (JPY2,507 million for 1Q15). There were increases in sales commission expenses and advertising expenses related to mobile services.

General and administrative expenses were JPY2,056 million, up 8.0% YoY (JPY1,903 million for 1Q15). There were increases in rent expenses, commission expenses, personnel-related costs and taxes and public dues.

Research and development expenses were JPY124 million, up 15.9% YoY (JPY107 million for 1Q15).

Operating income

Operating income was JPY836 million, down 26.7% YoY (JPY1,141 million for 1Q15).

Other income (expenses)

Other income (expenses) was an income of JPY158 million (an income of JPY137 million for 1Q15), mainly because there were net gain on sales of other investments of JPY214 million, dividend income of JPY63 million from other investments (JPY63 million for 1Q15), distribution from fund investment of JPY49 million which was included in other-net, foreign exchange losses of JPY91 million(gain of JPY27 million for 1Q15) and interest expense of JPY69 million (JPY57 million for 1Q15).

Income before income tax expenses

Income before income tax expenses was JPY994 million, down 22.2% YoY (JPY1,278 million for 1Q15).

Net income

Income tax expense was JPY440 million (JPY561 million for 1Q15).

Equity in net income of equity method investees was JPY17 million (JPY61 million for 1Q15) mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY571 million, down 26.7% YoY (JPY778 million for 1Q15).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY42 million mainly related to net income of Trust Networks Inc. (JPY57 million for 1Q15).

Net income attributable to IIJ was JPY529 million, down 26.6% YoY (JPY721 million for 1Q15).

1Q16 Balance Sheets and Cash Flows

Balance sheets

As of June 30, 2016, the balance of total assets was JPY119,272 million, increased by JPY1,437 million from the balance as of March 31, 2016 of JPY117,835 million.

As for current assets as of June 30, 2016, as compared to the respective balances as of March 31, 2016, prepaid expenses increased by JPY2,162 million, accounts receivable decreased by JPY1,712 million and cash and cash equivalents decreased by JPY1,065 million. As for noncurrent assets as of June 30, 2016, as compared to the respective balances as of March 31, 2016, property and equipment increased by JPY1,042 million and prepaid expenses-noncurrent increased by JPY643 million. As for liabilities as of June 30, 2016, as compared to the respective balances as of March 31, 2016, long-term borrowings increased by JPY3,000 million and accounts payable decreased by JPY2,755 million.

As for the balances of capital lease obligations as of June 30, 2016, as compared to the respective balances as of March 31, 2016, capital lease obligations-current portion increased by JPY158 million to JPY4,112 million and capital lease obligations-noncurrent increased by JPY595 million to JPY8,374 million.

As of June 30, 2016, the balance of other investments increased by JPY105 million to JPY6,054 million. The breakdown of other investments were JPY4,100 million in available-for-sale securities, JPY1,022 million in investments in funds, including some through a trust, and JPY931 million in nonmarketable equity securities.

As of June 30, 2016, the breakdown of major non-amortized intangible assets were JPY6,170 million in goodwill and JPY96 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,322 million.

Total IIJ shareholders’ equity as of June 30, 2016 compared to the balance as of March 31, 2016, decreased by JPY63 million to JPY64,782 million. IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of June 30, 2016 was 54.3%.

Cash flows

Cash and cash equivalents as of June 30, 2016 were JPY18,504 million compared to JPY20,004 million as of June 30, 2015.

Net cash used in operating activities for 1Q16 was JPY117 million compared to net cash provided by operating activities of JPY2,498 million for 1Q15. There were net income of JPY571 million, depreciation and amortization of JPY2,612 million and net cash out flow of JPY3,571 million from changes in operating assets and liabilities. There were an increase in prepaid expenses (including prepaid expenses-noncurrent) along with an increase in maintenance for service facilities and systems integration projects and there was an increase in accounts receivable resulted from an increase in systems integration projects and mobile related service revenue as well as a certain customer’s payment procedure.

Net cash used in investing activities for 1Q16 was JPY2,188 million compared to net cash used in investing activities of JPY2,053 million for 1Q15, mainly due to payments for purchase of property and equipment of JPY3,085 million (JPY2,370 million for 1Q15), proceeds from sales of property and equipment of JPY404 million (JPY 219 million for 1Q15) and proceeds from sales of other investments of JPY304 million (JPY 4 million for 1Q15).

Net cash provided by financing activities for 1Q16 was JPY1,344 million compared to net cash used in financing activities of JPY1,539 million for 1Q15, mainly due to proceeds from long-term borrowings of JPY 3,000million, principal payments under capital leases of JPY1,125 million (JPY1,034 million for 1Q15) and FY2015 year-end dividends payments of JPY505 million (JPY505 million for 1Q15).

FY2016 Financial Targets

Due to seasonal factors, our financial results tend to be weak in first quarter and strong in fourth quarter every fiscal year. Regarding 1Q16, while we continued to see strong revenue growth led by recurring revenues, operating income decreased compared to 1Q15 due mainly for the following factors: increase in operating costs due for business investment and service developments for the middle term growth, increase in fixed-costs such as personnel-related as a new fiscal year began, smallest overall revenue in 1Q because of small systems integration revenue, and temporary negative impact of approx. JPY0.12 billion regarding NTT Docomo’s connectivity change annual revision.9

We expect continuous recurring revenue growth, increase in systems integration revenue quarter by quarter and temporary positive impact of approximately JPY0.6 billion regarding NTT Docomo’s connectivity charge annual revision which quadrant amount will be recognized in each quarter[10] should absorb the increase in operating costs. Therefore, our FY2016 financial targets announced on May 13, 2016 remain unchanged.

Our financial targets for FY2016 are as follows:

Unit: JPY in billions
	Revenues	Operating Income	Income before Income Tax Expense	Net Income attributable to IIJ
1H FY2016 Target	73.8	2.8	2.8	1.9
Full FY2016 Target	159.0	7.3	7.3	5.0

9 We purchase NTT Docomo’s mobile infrastructure to offer our MVNO services. We estimate approx. JPY0.6 billion temporary positive cost impact for FY15 mobile interconnectivity usage as the actual decrease rate was larger than our expectation. We plan to recognize its quadrant amount in each FY16 quarter. Because of this specific accounting procedure, 1Q16 income was negatively impacted by approx. JPY0.12 billion because we had recognized approx. JPY0.27 billion of onetime positive impact regarding FY14 mobile interconnectivity usage in 1Q15.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q15	1Q16
	JPY millions	JPY millions
Adjusted EBITDA	3,480	3,448
Depreciation and Amortization*1	(2,339)	(2,612)
Operating Income	1,141	836
Other Income	137	158
Income Tax Expense	561	440
Equity in Net Income of Equity Method Investees	61	17
Net income	778	571
Less: Net income attributable to noncontrolling interests	(57)	(42)
Net Income attributable to IIJ	721	529

*1 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ’s consolidated financial statements for details)

CAPEX
	1Q15	1Q16
	JPY millions	JPY millions
CAPEX, including capital leases	3,020	4,688
Acquisition of Assets by Entering into Capital Leases	650	1,891
Purchase of Property and Equipment	2,370	2,797

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on August 5, 2016.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2016 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2016 and June 30, 2016)

	As of March 31, 2016	As of June 30, 2016
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	19,569,095	18,504,491
Accounts receivable, net of allowance for doubtful accounts of JPY 74,229 thousand and JPY 73,967 thousand at March 31, 2016 and June 30, 2016, respectively	23,746,683	22,034,191
Inventories	2,003,573	2,006,107
Prepaid expenses—current	4,769,988	6,931,544
Deferred tax assets—current	1,481,651	1,145,298
Other current assets, net of allowance for doubtful accounts of JPY 15,693 thousand and JPY 15,192 thousand at March 31, 2016 and June 30, 2016, respectively	1,834,951	2,882,489
Total current assets	53,405,941	53,504,120
INVESTMENTS IN EQUITY METHOD INVESTEES	2,979,652	2,893,514
OTHER INVESTMENTS	5,948,741	6,053,519
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 45,345,543 thousand and JPY 46,928,616 thousand at March 31, 2016 and June 30, 2016, respectively	34,324,150	35,366,605
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,549,459	3,454,177
GUARANTEE DEPOSITS	3,084,681	3,073,304
DEFERRED TAX ASSETS—Noncurrent	224,316	243,254
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	2,444,848	2,261,039
Prepaid expenses—Noncurrent	4,987,193	5,629,860
OTHER ASSETS, net of allowance for doubtful accounts of JPY 61,593 thousand and JPY 61,647 thousand at March 31, 2016 and June 30, 2016, respectively	716,314	622,809
TOTAL	117,834,904	119,271,810

	As of March 31, 2016	As of June 30, 2016
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	3,954,386	4,112,412
Accounts payable—trade	13,906,703	11,852,704
Accounts payable—other	1,497,767	796,407
Income taxes payable	1,078,412	242,283
Accrued expenses	2,932,653	2,894,980
Deferred income—current	2,528,885	2,812,377
Other current liabilities	917,300	1,729,851
Total current liabilities	36,066,106	33,691,014
LONG-TERM BORROWINGS	-	3,000,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	7,779,367	8,374,336
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,581,426	3,642,598
DEFERRED TAX LIABILITIES—Noncurrent	710,055	740,154
DEFERRED INCOME—Noncurrent	3,092,562	3,185,729
OTHER NONCURRENT LIABILITIES	1,261,413	1,342,033
Total Liabilities	52,490,929	53,975,864
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at March 31, 2016 and June 30, 2016, respectively	25,509,499	25,509,499
Additional paid-in capital	36,059,833	36,073,771
Retained earnings	2,471,276	2,495,055
Accumulated other comprehensive income	1,196,669	1,095,466
Treasury stock —758,709 shares held by the company at March 31, 2016 and June 30, 2016, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	64,845,207	64,781,721
NONCONTROLLING INTERESTS	498,768	514,225
Total equity	65,343,975	65,295,946
TOTAL	117,834,904	119,271,810

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(For the three months ended June 30, 2015 and June 30, 2016)

	Three Months Ended	Three Months Ended
	June 30, 2015	June 30, 2016
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,067,441	5,047,825
Internet connectivity services (consumer)	3,102,048	4,996,069
WAN services	6,216,087	6,729,601
Outsourcing services	5,095,159	5,301,656
Total	18,480,735	22,075,151
Systems integration:
Systems construction	3,202,545	3,678,367
Systems operation and maintenance	7,871,174	8,687,939
Total	11,073,719	12,366,306
Equipment sales	945,890	729,699
ATM operation business	963,257	1,008,095
Total revenues	31,463,601	36,179,251
COSTS AND EXPENSES:
Cost of network services	14,702,015	18,030,232
Cost of systems integration	9,591,101	11,093,569
Cost of equipment sales	858,575	664,985
Cost of ATM operation business	653,677	608,327
Total costs	25,805,368	30,397,113
Sales and marketing	2,507,084	2,766,497
General and administrative	1,903,671	2,055,679
Research and development	106,701	123,643
Total costs and expenses	30,322,824	35,342,932
OPERATING INCOME	1,140,777	836,319
OTHER INCOME (EXPENSES):
Dividend income	63,043	63,379
Interest income	4,572	9,123
Interest expense	(57,103)	(69,157)
Foreign exchange gain (loss), net	27,293	(90,500)
Net gain on sales of other investments	-	213,938
Impairment of other investments	-	(17,829)
Other —net	99,689	48,797
Other income—net	137,494	157,751
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,278,271	994,070
INCOME TAX EXPENSE	561,301	440,089
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	61,469	16,735
NET INCOME	778,439	570,716
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(57,400)	(41,457)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	721,039	529,259

	Three Months Ended	Three Months Ended
	June 30, 2015	June 30, 2016
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,942,291	45,952,691
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,029,883	46,059,998
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,884,582	91,905,382
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,059,766	92,119,996
BASIC NET INCOME PER SHARE (JPY)	15.69	11.52
DILUTED NET INCOME PER SHARE (JPY)	15.66	11.49
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	7.85	5.76
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	7.83	5.75

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	June 30, 2015	June 30, 2016
	Thousands of JPY	Thousands of JPY
NET INCOME	778,439	570,716
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(51,269)	(222,449)
Unrealized holding gain (loss) on securities	121,786	121,246
Defined benefit pension plans	(416)	-
TOTAL COMPREHENSIVE INCOME	848,540	469,513
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(61,358)	(41,457)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	787,182	428,056

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended June 30, 2015 and June 30, 2016)

	Three Months Ended	Three Months Ended
	June 30, 2015	June 30, 2016
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	778,439	570,716
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,339,387	2,612,239
Provision for retirement and pension costs, less payments	26,163	61,172
Provision for allowance for doubtful accounts	14,915	1,423
Gain on sales of property and equipment	(20,930)	(5,425)
Loss on disposal of property and equipment	30,606	9,954
Net gain on sales of other investments	-	(213,938)
Impairment of other investments	-	17,829
Foreign exchange loss (gain), net	(23,963)	73,002
Equity in net income of equity method investees, less dividends received	(61,469)	34,347
Deferred income tax expense	111,398	300,934
Others	(8,295)	(9,020)
Changes in operating assets and liabilities:
Decrease in accounts receivable	3,041,751	1,673,982
Decrease in net investment in sales-type lease — noncurrent	99,403	183,809
Increase in inventories	(448,377)	(6,587)
Increase in prepaid expenses	(1,753,447)	(2,175,960)
Increase in other current and noncurrent assets	(391,447)	(1,593,216)
Decrease in accounts payable	(1,581,146)	(2,079,654)
Decrease in income taxes payable	(293,613)	(836,023)
Increase (decrease) in accrued expenses	201,517	(32,340)
Increase in deferred income—current	480,357	289,208
Increase (decrease) in deferred income—noncurrent	(54,803)	104,511
Increase in other current and noncurrent liabilities	11,354	901,588
Net cash provided by (used in) operating activities	2,497,800	(117,449)
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,370,014)	(3,084,531)
Proceeds from sales of property and equipment	218,600	404,390
Purchase of available-for-sale securities	(12,178)	-
Purchase of other investments	(228,379)	(37,796)
Proceeds from sales of available-for-sale securities	141,235	-
Proceeds from sales of other investments	4,000	303,614
Payments of guarantee deposits	(2,620)	(2,024)
Refund of guarantee deposits	1,434	42,387
Payments for refundable insurance policies	(14,091)	(14,091)
Refund from insurance policies	10,108	-
Proceeds from subsidies	200,000	200,000
Other	(666)	-
Net cash used in investing activities	(2,052,571)	(2,188,051)
	Three Months Ended	Three Months Ended
	June 30, 2015	June 30, 2016
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	1,500,000	3,000,000
Principal payments under capital leases	(1,034,055)	(1,124,910)
Net decrease in short-term borrowings with initial maturities less than three months	(1,500,000)	-
Dividends paid	(505,365)	(505,480)
Other	-	(26,000)
Net cash provided by (used in) financing activities	(1,539,420)	1,343,610

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	4,961	(102,714)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,089,230)	(1,064,604)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,093,633	19,569,095
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	20,004,403	18,504,491

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	56,690	68,699
Income taxes paid	735,399	941,083

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	650,385	1,891,072
Facilities purchase liabilities	1,250,781	796,407

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Three Months Ended	Three Months Ended
	June 30, 2015	June 30, 2016
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	30,597,120	35,263,867
Customers	30,500,344	35,171,156
Intersegment	96,776	92,711
ATM operation business	963,257	1,008,095
Customers	963,257	1,008,095
Intersegment	-	-
Elimination	(96,776)	(92,711)
Consolidated total	31,463,601	36,179,251
Segment profit or loss:
	Three Months Ended	Three Months Ended
	June 30, 2015	June 30, 2016
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	910,482	513,553
ATM operation business	264,663	356,232
Elimination	(34,368)	(33,466)
Consolidated operating income	1,140,777	836,319

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the three months ended June 30, 2016 (“1Q16”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Three Months ended June 30, 2016
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

August 5, 2016
Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki -houkokusho) to Japan’s regulatory organization: August 15, 2016
Scheduled date for dividend payment: -
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Three Months Ended June 30, 2016 (April 1, 2016 to June 30, 2016)

(1) Consolidated Results of Operations					(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Three Months Ended June 30, 2016	36,179	15.0	836	(26.7)	994	(22.2)	529	(26.6)
Three Months Ended June 30, 2015	31,464	14.2	1,141	48.5	1,278	54.5	721	46.8

(Note1) Total comprehensive income attributable to IIJ
For the three months ended June 30, 2016: JPY428 million (down 45.6%)
For the three months ended June 30, 2015: JPY787 million (-)

(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share
	JPY	JPY
Three Months Ended June 30, 2016	11.52	11.49
Three Months Ended June 30, 2015	15.69	15.66

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of June 30, 2016	119,272	65,296	64,782	54.3
As of March 31, 2016	117,835	65,344	64,845	55.0

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2016	-	11.00	-	11.00	22.00
Fiscal Year Ended March 31, 2017	-
Fiscal Year Ending March 31, 2017 (forecast)		13.50	-	13.50	27.00

(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2017

(April 1, 2016 through March 31, 2017)							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2016	73,800	13.0	2,800	9.2	2,800	5.8	1,900	15.0	41.35
Fiscal Year Ending March 31, 2017	159,000	13.1	7,300	18.9	7,300	17.9	5,000	23.8	108.81

* Notes

(1) Changes in significant subsidiaries for the three months ended June 30, 2016
(Changes in significant subsidiaries for the three months ended June 30, 2016 which resulted in changes in scope of consolidation): None

(2) Changes in significant accounting and reporting policies for the consolidated financial statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(3) Number of shares outstanding (shares of common stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of June 30, 2016: 46,711,400 shares
As of March 31, 2016: 46,711,400 shares
2) The number of treasury stock:
As of June 30, 2016: 758,709 shares
As of March 31, 2016: 758,709 shares
3) The weighted average number of shares outstanding:
For the three months ended June 30, 2016: 45,952,691 shares
For the three months ended June 30, 2015: 45,942,291 shares